15049006

3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014 (MM/DD/YY) AND ENDING DECEMBER 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BILL PARKER AGENCY

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4528 MILLRACE ROAD
(No. and Street)

SACRAMENTO	CA	95864-0826
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRENDA PARKER (916) 486-0783
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY RD. #460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/15

OATH OR AFFIRMATION

I, BRENDA PARKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BILL PARKER AGENCY, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brenda Parker
Signature

PROPRIETOR
Title

Notary Public

— SEE ATTACHED —
CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT
Dated 2/27/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Sacramento

ANTHONY K. COOPER
Commission # 2053449
Notary Public - California
Sacramento County
My Comm. Expires Dec 26, 2017

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20 15, by
Date *Month* *Year*
(1) Brenda Parker
(and (2) ______),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Financial Statements & Schedule **Document Date:** 2/27/15

Number of Pages: 15 **Signer(s) Other Than Named Above:** ______

BILL PARKER AGENCY

Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Brenda Parker
Bill Parker Agency
Sacramento, California

We have audited the accompanying financial statements of Bill Parker Agency, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Bill Parker Agency's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bill Parker Agency as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Bill Parker Agency's financial statements. The supplemental information is the responsibility of Bill Parker Agency's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2015

professional. personalized. service.

BILL PARKER AGENCY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current Assets	
Cash and cash equivalents	$ 22,187
Commissions Receivable	10,374
Other Receivables	1,210
Prepaid expenses	1,476
Total Current Assets	35,247
Furniture and Equipment, at cost, less accumulated depreciation of $11,633	-
	$ 35,247

LIABILITIES AND PROPRIETOR'S EQUITY

Current liabilities:	
Commissions payable	$ 11,410
Accounts payable	348
Total Current Liabilities	11,758
Proprietor's Equity	23,489
Total Liabilities and Proprietor's Equity	$ 35,247

See accompanying notes and independent auditors' report.

BILL PARKER AGENCY
STATEMENT OF INCOME AND PROPRIETOR'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

Commission and trail fees revenue	$ 184,455
Expenses	
Commissions	77,988
Meetings	3,582
Insurance	4,086
Bank charges	75
Promotion	720
Utilities	150
Regulatory fees and expenses	639
Auto	50
Travel, lodging and meals	1,440
Postage	383
FINRA fees	615
Computer software and repairs	1,333
Total expenses	91,061
Net income from operations	93,394
Other income	
Interest income	16
Net income	93,410
Proprietor's equity, December 31, 2013	18,282
Proprietor's withdrawals, net of contributions of $8,253	(88,203)
Proprietor's equity, December 31, 2014	$ 23,489

See accompanying notes and independent auditors' report.

BILL PARKER AGENCY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 93,410
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Commissions receivable	(2,486)
Other receivables	(367)
Prepaid expenses	(211)
Commissions and accounts payable	1,695
Net cash provided by operating activities	92,041
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proprietor's contributions	8,253
Proprietor's withdrawals	(96,456)
Net cash used in financing activities	(88,203)
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,838
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,349
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 22,187
SUPPLEMENTAL DISCLOSURE	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See accompanying notes and independent auditors' report.

BILL PARKER AGENCY
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2014

1. NATURE OF ACTIVITIES

Bill Parker Agency (the "Company") is engaged in the sale of variable annuities and mutual funds to individuals, organizations and businesses in Northern California and Nevada. Commissions are paid by the issuing companies to Bill Parker Agency. The Company's operations are conducted from offices in a proprietor family residence. The financial position, results of operations and cash flows of the Company differ from those that would have been achieved had the Company operated in a separate facility.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - the accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition - The Company's revenues consist of commissions generated for the sale of annuities and mutual funds and trail fees. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collection of the fee is probable. Generally, these conditions are met, and thus, revenue is recognized upon issue of a commission statement from investment or insurance companies.

Use of Estimates - Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash in one bank with FDIC insurance of up to $250,000. At December 31, 2014, the cash balance in the bank account totaled $22,187, which was less than the FDIC insurance limit of $250,000. The Company carries no customer cash or securities and maintains SIPC exemption.

Furniture and Equipment - The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the assets, which are five to seven years. Furniture and equipment is fully depreciated as of December 31, 2014.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - As the Company is a proprietorship, no provision has been made for federal or state income taxes. The tax liability, if any, is that of the sole proprietor.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2014:

	Cost	Accumulated Depreciation	Net Book Value
Office furniture and equipment	$ 1,530	$ 1,530	$ -
Computer equipment	10,103	10,103	-
	$ 11,633	$ 11,633	$ -

4. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain net capital of not less than $5,000. As of December 31, 2014, the Company's net capital was $22,013.

5. RELATED PARTY TRANSACTIONS

Commission expense for the year ended December 31, 2014 included in the statement of income and proprietor's equity was earned by the father of the sole proprietor.

6. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued.

BILL PARKER AGENCY
Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2014

Company equity	$ 23,489
Less non-allowable assets	
Accounts receivable	-
Deposits and prepaid assets	(1,476)
Net capital	22,013
Greater of 6-2/3% of aggregate indebtedness ($11,758) or $5,000	5,000
Net capital in excess of requirement	$ 17,013
Ratio of aggregate indebtedness ($11,758) to net capital ($22,013) (required to be less than 15 to 1)	.543 to 1

The differences between net capital and aggregate indebtedness submitted by the Company when compared to the audited financial statements for 2014 were as follows:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation (page 2 and 3)	$ 11,758	$ 22,013	.543 to 1
Change in accounts receivable	-	-	
Per statements as finalized	$ 11,758	$ 22,013	.543 to 1

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Brenda Parker, Proprietor
Bill Parker Agency
Sacramento, California

We have reviewed management's statements, included in the accompanying Exception Report Pursuant to SEC Rule 17A-5, in which (1) Bill Parker Agency (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2015

The Bill Parker Agency
Member: FINRA

* **Brenda Parker**
(866)488-5222 toll free voice
(877) 582-9005 toll free fax
brenda@billparkeragency.com

Bill Parker Agency Exemption Report

Bill Parker Agency (the "Company") is a register broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2014, without exception.

I, Brenda Parker, swear or affirm, that to my best knowledge and belief, this Exemption Report is true and correct.

Brenda Parker

Title: CEO, CFO, CCO, FinOp

Date: February 25, 2015

*Financial Industry Regulatory Authority, Inc.

4528 Millrace Road, Sacramento, CA 95864 **CA License # 0813052**

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

Authorized Signature/Title 12/24/2013 Date

8-020744 FINRA DEC 3/18/1976
BILL PARKER AGENCY
4528 MILLRACE RD
SACRAMENTO, CA 95864-0826

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☑ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC

SECURITIES INVESTOR PROTECTION CORPORATION
805 FIFTEENTH STREET, N.W., SUITE 800
WASHINGTON, D.C. 20005-2215
(202) 371-8300 FAX (202) 371-6728
WWW.SIPC.ORG

December 20, 2013

TO: Securities Brokers and Dealers Who Claimed Exclusion From SIPC Membership for the Calendar Year Ended December 31, 2013 under Section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 ("SIPA")

SIPC-3, Certification of Exclusion From Membership, must be filed at the ***beginning of each calendar year*** by persons excluded from SIPC membership pursuant to SIPA Section 78ccc(a)(2)(A)(ii).

The enclosed SIPC-3 is provided for your use in the event that you intend to continue to claim exclusion from membership in SIPC because you expect your business as a broker-dealer, during the 2014 calendar year, to continue to consist exclusively of one or more of the categories listed on that form.

The completed form should be mailed in the enclosed return envelope, no later than January 31, 2014.

In the event of any change in your business that would terminate your exclusion from membership in SIPC, you must immediately give SIPC written notice so that data concerning SIPC membership and assessments can be mailed to you.

Any questions should be directed to SIPC or FINRA.

Sincerely,

SECURITIES INVESTOR PROTECTION CORPORATION

Enclosures: SIPC-3
return envelope

746709